Exhibit 99.1

Sphere 3D Corp. Provides Bitcoin Production and Mining Updates for June 2022

  The Company produced 12.19 Bitcoin during the month

  Total Bitcoin holdings grew to 49.23 coins

  Operations achieved 128 BTC/EH efficiency

TORONTO, Ontario, Canada, July 7, 2022 - Sphere 3D Corp. ("Sphere 3D" or the "Company") (Nasdaq: ANY), dedicated to becoming the leading carbon-neutral Bitcoin mining company operating at an industrial scale, provides results of its Bitcoin mining operation as of June 30, 2022.

CEO Comments

"The current political and economic environment is impacting every financial market, including cryptocurrency.  In June, the price of Bitcoin fell to a low of about $17,500 according to the Coinbase Exchange, the lowest level since late 2020.  Some analysts and pundits speculate that the recent price declines indicate that we are entering a crypto bear market, and some are predicting cryptocurrency prices could remain depressed for an extended period.

"Even at the current Bitcoin trading price, it is still profitable for Sphere 3D to continue mining.  Sphere 3D's mining fleet comprises the most efficient miners currently available, and our favorable energy agreements will enable us to continue producing even if Bitcoin prices slide further.  If market conditions persist, companies with less-efficient miners or less-favorable energy agreements could be compelled to produce Bitcoin at a loss or shut down their machines and wait for prices to rebound.

"Lower crypto prices are already exerting considerable negative pressure on the price of cryptocurrency mining machines.  There are reports that manufacturers have large stockpiles of miners that have not been financed, which could put even more downward pressure on the market.  Consequently, we are working with our partner BitFuFu Technology ("BitFuFu") to optimize the agreement we entered into and announced in September 2021 to make it more equitable for both organizations.

"The Sphere 3D team is evaluating every option to ensure our mining operations' long-term success and drive value for our shareholders.  Recent actions by the Federal Reserve to address inflationary pressures have delayed our efforts to secure funding for the balance of our mining fleet at favorable terms.  While we will continue to work with banking partners to arrange favorable financing, we do not expect to reach an agreement before the end of the fourth quarter which could result in pushing deliveries of additional miners into the future, which we understand is consistent with the steps taken by other crypto mining companies.

Bitcoin Production and Holdings Update

From June 1, 2022, through June 30, 2022, Sphere 3D's mining operation produced 12.19 Bitcoin, or an average of 0.41 Bitcoin daily.  The daily production level remained flat compared to May 2022.  The equivalent approximate valuation of the Company's production, based on a Bitcoin price of $19,889 on June 30, 2022, totaled approximately $242,500 for the month.

Since the Company began its mining operations during the first quarter of 2022, it has produced 55.26 coins and held 49.23 Bitcoin on June 30, 2022.  This represented a valuation of about $1.0 million based on the Bitcoin price of $19,889 on June 30, 2022.

The Company continues to employ a HODL strategy and has not liquidated Bitcoin since commencing mining operations.  The difference between the number of Bitcoin mined versus its holdings is the Bitcoin Sphere 3D used to pay operational expenses to partners.

Miner Deliveries and Petahash Capacity

As of June 30, 2022, the Company was operating approximately 1,000 S19j Pros miners delivering a production capacity of about 100 PH/s.  Sphere 3D's mining fleet operated at 128 BTC/EH efficiency in June and averaged 97 percent uptime.

Sphere 3D expects to take delivery of about 4,000 (400 PH/s) new S19j Pros from BitFuFu, the global strategic arm of Bitmain, during July 2022.  The miners are scheduled to arrive in multiple shipments and ports in early July.  Once received, teams will deploy the miners as quickly as possible.  The Company initially anticipated the shipments would arrive in early June 2022 however, supply chain and shipping issues delayed delivery.  We are working closely with our partners to ensure that future orders are shipped and received on schedule.

While we expect to see an incremental production increase in July 2022, all miners are not expected to be fully operational during the month.  August 2022 production should increase significantly due to the addition of approximately 400 PH/s of production to our mining operation between now and the end of August, 2022.  With the addition of the new miners, we anticipate our production capacity to grow to about 500 PH/S.

NuMiner Global, Inc. ("NuMiner") did not meet the June 30, 2022, deadline for delivering and testing the 12 pre-production miners required in its contract with the Company.  NuMiner representatives stated that supply chain issues prevented them from manufacturing the machines.  As a result, we have canceled our order and have requested the prompt return of the Company's $10 million deposit.

Corporate Update

On June 20, 2022, the Company finalized an employment agreement with Kurt Kalbfleisch to continue his employment as Chief Financial Officer of Sphere 3D.  The one-year agreement was effective as of June 20, 2022.  The contract will be automatically extended for an additional one-year period unless terminated by either party not less then 90 days prior to the renewal date.

On May 23, 2022, Patricia Trompeter, Sphere 3D's CEO, participated in Maxim Group LLC's conference on Digital Assets: Exploring The Metaverse And Crypto Assets.  Ms. Trompeter was featured on the Cryptocurrency Mining panel, where she shared her insights on the current cryptocurrency markets, mining in a turbulent, inflationary market, and the availability and pricing of cryptocurrency miners.  She also shared her insights on Bitcoin mining in a bear market on The Crypto Conversation podcast on the website Brave New Coin.

Ms. Trompeter will be featured on the Women Powering Mining panel at Mining Disrupt, the world's largest Bitcoin mining expo being held July 26-29, 2022.  She will be joining several other women leaders in the mining industry as part of "an all-woman unscripted discussion panel on woman powering and leading innovation in the Bitcoin mining space."

CEO Final Reflection on her First Eight weeks

"During my time at GE Capital, I had the privilege of being on the Audit Staff.  It was a management training ground that focused on audit, process improvement, and turnarounds in various GE businesses.  We practically lived on the road, spending four months at each business learning its inner workings, figuring out the issues holding it back, making recommendations for enhancing its value, and then assisting the management team in implementing the recommendations.

"The next quarter, it was off to a different business, different country/state/city working 12-15 hour days.  It was the greatest job ever, especially working on the companies GE had just acquired, where our job was to take them apart, clean them up, leverage synergies and put them back together to position them for growth.

"It is with that same passion, energy, and drive that I am approaching Sphere 3D.  That is, determining what steps we take to position the Company to be lean and agile, so we can easily navigate the macroeconomic forces while positioning the organization for rapid growth when the factors improve.  I  am laser-focused on this challenge and on creating value for my fellow shareholders.  I will share more about our efforts in the coming months.  I am super excited about the challenge and the future of Sphere 3D.  Thank you for joining me on this journey."

About Sphere 3D

Sphere 3D Corp. (Nasdaq: ANY) is a net carbon-neutral cryptocurrency miner with decades of proven enterprise data-services expertise.  The Company is rapidly growing its industrial-scale mining operation through the capital-efficient procurement of next-generation mining equipment and partnering with best-in-class data center operators.  Sphere 3D has 6.0 EH/s of capacity under contract for deliveries.  Currently, the Company operates a fleet of approximately 1,000 miners and expects delivery of an additional 59,000 miners by year-end 2022 for a total hashing capacity of 6.0 exahash.  Sphere 3D is dedicated to growing shareholder value while honoring its commitment to strict environmental, social, and governance standards.  For more information about the Company, please visit Sphere3D.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements generally relate to future events, including the timing of the proposed transaction and other information related to the proposed transaction.  In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions.  Expectations and beliefs regarding matters discussed herein may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected.  The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in filings with the SEC, including Sphere 3D's reports filed on Form 20-F and Form 6-K and in other filings made by Sphere 3D with the SEC from time to time and available at www.sec.gov.  These forward-looking statements are based on current expectations, which are subject to change.

Sphere 3D Contacts

NMN Advisors

Sphere3d@nmnadvisors.com

Kurt Kalbfleisch

Investor.relations@sphere3d.com